Exhibit 12.2

Enel Generación Chile S.A.

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

(in thousands of Chilean pesos, except ratio)

	Six Months ended June 30,	Fiscal Year ended December 31,
	2017	2016	2015	2014
Earnings Available for Fixed Charges (A):
Pre-tax income from continuing operations	$250,919	525,077	300,487	163,216

Less:
Equity in earnings of affiliates, net of dividends	778	(7,878)	(8,905)	54,353

	251,698	517,199	291,582	217,569

Add: fixed charges included in earnings:
Interest expense	19,519	41,829	114,487	78,931
Interest element of rentals

Total	19,519	41,829	114,487	78,931

Total earnings available for fixed charges:	$271,217	559,028	406,069	296,500

Fixed Charges (B):
Fixed charges included in earnings	$19,519	41,829	114,487	78,931
Capitalized interest	1,516	3,001	2,221	1,817

Total fixed charges	$21,036	44,831	116,708	80,749

Ratio of Earnings to Fixed Charges	12.89	12.47	3.48	3.67

(A)	“Earnings” are defined as pre-tax income from continuing operations adjusted for undistributed earnings of less than majority owned subsidiares and fixed charges excluding capitalized interest.
(B)	“Fixed Charges” are defiend as interest on borrowings (whether expensed or capitalized), the portion of rental expense applicable to interest, and amortization of debt issuance costs.